SunAmerica Income Funds

AIG Capital Services, Inc.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

August 27, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Income Funds

Securities Act File No. 333-197679

Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Income Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-197679) (the “Amendment”) so that the Amendment is declared effective on Wednesday, August 27, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Diana Huffman of Willkie Farr & Gallagher LLP at (212) 728-8813, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 27, 2014

Very truly yours,

SunAmerica Income Funds

By:	/s/ Thomas D. Peeney
Thomas D. Peeney
Assistant Secretary

AIG Capital Services, Inc.

By:	/s/ James Nichols
James Nichols
President